MAIL STOP 05-11

February 9, 2005

Mr. Cary M. Grossman
Co-Chief Executive Officer
Coastal Bancshares Acquisition Corp.
9821 Katy Freeway, Suite 500
Houston, TX 77024

      Re:	Coastal Bancshares Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-118294
      Amendment No. 2 Filed January 24, 2005

Dear Mr. Grossman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I
Prospectus Cover Page
1. As previously requested, please limit the prospectus cover to one
EDGAR page as indicated by Item 501(a) of Regulation S-B.


Prospectus Summary
2. We do not agree with the statement "an increasing interest rate environment will result in increasing earnings for the types of banks
we intend to target".   Please explain how this is possible or
delete
it.

Management, page 38
3. We note the recent formation of the Bank of Houston and that Mr.
Brunson is a director and chairman of that entity. Please advise in writing whether or not if there are any arrangements in place, preliminary or otherwise, whereby Coastal might acquire or engage in any transaction with the Bank of Houston.

Principal Stockholders, page 43
4. We note that Messrs. Clingan and Sangalis have agreed that, under certain circumstances, they will be designees of Messrs. Grossman and
Brunson for up to 153,846 of the 1,000,000 redeemable warrants and that they will be transferred certain membership interests in Coastal
Acquisition, LLC as consideration for the same. Please file this agreement and explain the "certain circumstances" under which this might occur and the "certain membership interests" they might receive.

Part II

Exhibits
5. Paragraphs 2 and 7 of exhibits 10.1-10.5 refer to a trust fund managed by the American Stock Transfer and Trust Company. Please revise.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 824-5069 or Maureen
Bauer at (202) 942-1824 if you have questions regarding the financial statements and related matters. Please contact William Bennett at
(202) 942-0135 with any other questions.

      Sincerely,



      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	Gregory J. Schmitt, Esq.
	Fax: (214) 855-4300
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